November 5, 2018

Thomas Pickens, III
Chairman of the Board & Chief Executive Officer
Astrotech Corporation
201 West 5th Street, Suite 1275
Austin, Texas 78701

       Re: Astrotech Corporation
           Registration Statement on Form S-3
           Filed October 24, 2018
           File No. 333-227963

Dear Mr. Pickens:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery